Mail Stop 4561

June 20, 2007

Via U.S. Mail and Fax (312-782-5891)
Ms. Lauralee E. Martin
Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

      RE: **Jones Lang LaSalle Incorporated**
               Form 10-K for the period ended December 31, 2006
               Filed February 28, 2007
               File No. 1-13145

Dear Ms. Martin:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6. Selected Financial Data (Unaudited), page 21

1.   We note your use of EBITDA, a non-GAAP financial measure, as both a performance and liquidity measure. Please tell use how your current disclosures have complied with all the requirements of Item 10(e) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 47

2.   We note your use of two subtotals, net cash provided by earnings and net cash flows from changes in working capital, and your discussion within your MD&A. These subtotals appear to be non-GAAP measures being presented on the face of the financial statements in violation of Item 10(e)(ii)(C) of Regulation S-K. Please tell use how you have complied with the referenced guidance or why the guidance is inapplicable in these instances.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies

Self-insurance Programs, page 51

3.   We note that management uses an independent actuary to quantify your potential exposure from retaining certain risks from your health insurance and workers' compensation insurance. It would appear that these actuaries are experts. As such, please provide the names of the actuaries and include appropriate consents or tell us why the information is not required.

*   *   *   *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3629 with any questions.

Sincerely,

Kevin R. Woody
Branch Chief